

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Julian C. Day
Chairman of the Board and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201, 300 RadioShack Circle
Fort Worth, Texas 76102

> **Re:** **RadioShack Corporation**
> **Form 10-K for the period ended December 31, 2009**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **Form 10-Q for the period ended June 30, 2010**
> **Filed July 29, 2010**
> **File No. 001-05571**

Dear Mr. Day:

We have received your response letter dated October 1, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K for period ended December 31, 2009

Item 6. Selected Financial Data, page 20

1.   We note your response and the proposed revision relating to comment three of our letter dated September 15, 2010 regarding the inclusion of former Sprint-branded kiosks in your comparable store sales for Radioshack branded company-operated stores located in the same shopping mall. However, we remain unclear from your response if the prior year sales for the former Sprint-branded kiosks are also included in your calculation of the change in comparable store sales for the related RadioShack branded company operated stores. Please revise your proposed disclosure to clarify the handling of prior year sales of the kiosks and advise us.

Julian C. Day
RadioShack Corporation
November 8, 2010
Page 2

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

2.   We note your response to prior comment seven in our letter dated September 15,
        2010. Notwithstanding your explanation that you are unable to earn an upfront
        commission or recurring residual income without selling a wireless handset to a
        customer, we remain unclear about the appropriateness of their presentation within
        product revenues. In order for investors to better understand the appropriateness of
        your presentation, tell us and disclose in detail their revenue earning processes and
        the type of services you provide with respect to upfront commission and recurring
        residual income. We may have further comment.

3.   We note your response to prior comment eight in our letter dated September 15, 2010.
        Please explain to us in detail and disclose under what specific conditions and
        circumstances you would record the handset subsidies as a reduction of cost of
        products sold rather than as a reduction of revenues.

Form 10-Q, for the Fiscal Quarter Ended September 30, 2010

Consolidated Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Stockholders' Equity, page 7
Accelerated Share Repurchase Program

4.   We note your disclosure that the ASR program is accounted for as an initial treasury
        stock transaction and a forward stock purchase contract. We also note that you
        recorded the contract within equity with a fair value of zero at the effective date.
        Please explain to us and disclose in further detail how the program works and its
        significant terms. Provide us a comprehensive analysis to explain why the contract is
        not considered a derivative liability. Support your accounting with the relevant
        authoritative accounting literature you relied upon in your response.

Note 8 – Wireless Service Provider Settlement Agreement, page 10

5.   We note your response to comment 16 in our letter dated September 15, 2010 relating
        to the reason why none of the residual revenue for eight future quarters is being
        deferred into future periods. You state that all of the revenue was earned on or prior

to June 30, 2010. In order for us to better understand your accounting, please tell us and disclose if the settlement amount related to future residual revenues would be subject to further adjustments such as charge-backs and other conditions etc. If they are subject to adjustments, please explain to us in further detail why it is appropriate under GAAP to recognize these revenues upfront or revise. In addition, you state that you recorded the entire settlement amount within net sales revenues rather than other income because the upfront commission and the recurring residual income had been consistently recorded within net sales revenues. However, we remain unclear about the appropriateness of the presentation of the entire amount within net sales revenues as the amount includes several elements including the settlements of disputes for activations, concessions of residual revenue payments for eight quarters beginning July 1, 2010 and negotiations of a new provider agreement etc. Please advise us the prior financial reporting periods the settlement agreement covers for activation disputes and further explain your basis to support your presentation.

Proxy Statement on Schedule 14A filed April 16, 2010

6. Please confirm that you will include the disclosure that you provide in response to prior comments 10-14 in future filings.

You may contact Milwood Hobbs, staff accountant, at 202-551-3241 or Andrew Mew, Accounting Branch Chief at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief at 202-551-3264 or me at 202-551-3720 if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director